VF 3-25-05




SEC MAIL PROCESSING SECTION
WASH. D.C.

SECURI[illegible] ...N

05040321

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52697

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Howell 646-822-1402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-25-05

OATH OR AFFIRMATION

I, Eric Howell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Securities Group Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jenny Tam
Notary Public
State of NY
County of NY
No. 31-5323041
Expires: June 13, 2006



Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Directors
Signature Securities Group Corporation:

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Signature Bank, as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Securities Group Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2005

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents ($85,635 with affiliate)	$	3,413,743
Premises and equipment, net		70,576
Due from affiliate		131,158
Receivable from broker-dealers		275,930
Other assets		178,585
Total assets	$	4,069,992

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses payable	$	2,139,560
Due to affiliate		225,045
Total liabilities		2,364,605
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		9,783,099
Accumulated deficit		(8,077,772)
Total stockholder's equity		1,705,387
Total liabilities and stockholder's equity	$	4,069,992

See accompanying notes to financial statements.

SIGNATURE SECURITIES GROUP CORPORATION

(A Wholly Owned Subsidiary of Signature Bank)

Notes to Financial Statements

December 31, 2004

(1) Organization

Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Signature Bank (the Parent Company), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions, and investment advisory services.

(b) Cash and Cash Equivalents

For the purpose of presentation in the statement of cash flows, the Company has defined cash and cash equivalents as cash and short-term investments with original maturities of 90 days or less.

Cash and cash equivalents at December 31, 2004 primarily consisted of Fidelity U.S. Government money market funds of $3.3 million.

(c) Securities and Securities Transactions

Securities owned are valued at market value. Changes in appreciation (depreciation) arising from fluctuations in market value are included in the statement of operations as other income.

Securities transactions are recorded on a trade-date basis.

(d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(e) Consulting Fees

The Company earns a consulting fee from its parent, Signature Bank, for providing expertise in assembling SBA loans into pools and servicing those loans and pools. The fee is calculated as a percentage of the face amount of any pool assembled and earned at the time of the sale of all the interests in the pool.

(f) Income Taxes

The Parent Company files consolidated Federal, New York State, and New York City income tax returns. Income tax expense consists of current and deferred income tax expense (benefit). Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences attributable to differences between the financial

statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset for which it is more likely than not that it will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

The Company has entered into a tax allocation agreement with its Parent Company, whereby the Company has agreed to pay its share of the overall consolidated Parent Company taxes based on an allocation of the relative portion of taxable assets or income, whichever is applicable, that the Company is contributing to the Parent Company.

(g) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

The Company is charged by its parent, Signature Bank, the amount of depreciation incurred for furniture and fixtures and leasehold improvements that were purchased by Signature Bank, but are utilized by the Company. For 2004, the amount charged to the Company by Signature Bank was $139,000.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Deposits

The Company maintains cash deposits of $50,000 at its clearing broker. This amount is classified as a receivable from broker-dealers in the Company's statement of financial condition.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,258,505, which was $1,008,505 in excess of required net capital of $250,000.

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, all

(Continued)

customer transactions are cleared through National Financial Services LLC on a fully disclosed basis.

(4) Incentive Savings Plan

The Company, with its parent, Signature Bank, has a 401(k) program under which employees may make personal contributions of up to 25% of their pretax earnings by means of payroll deductions. The Company matches 100% of the first 3% of compensation contributed to the plan and 50% of the next 4% of compensation contributed. The Company is allocated a portion of this expense based upon an overall benefits allocation between the Company and Signature Bank.

(5) Income Taxes

The Company is included in the consolidated Federal, New York State, and New York City tax returns filed by Hapoalim U.S.A. Holding Company, Inc. for the period January 1, 2004 to March 26, 2004. As a result of the Parent Company's initial public offering in March 2004, Signature Securities Group Corporation and the Parent Company will file on a consolidated basis for the period from March 27, 2004 to December 31, 2004 and will not be a part of Hapoalim U.S.A. Holding Company, Inc.'s filings for that period. Additionally, the Company files other state and local returns on a separate basis. The Company has entered into a tax allocation agreement with Hapoalim U.S.A. Holding Company, Inc. and the Parent Company.

The provision for income taxes is based upon the Company's contribution to consolidated taxable income. The provision for income taxes for the year ended December 31, 2004 consists primarily of state taxes.

Deferred income taxes at December 31, 2004 consist of timing differences between the recognition for financial reporting purposes and deferral of recognition for tax reporting purposes of organizational expenses and depreciation.

Deferred tax assets:		
Start-up costs	$	133,834
Depreciation		1,068
		134,902
Less valuation allowance		134,902
Net deferred tax asset	$	—

The effective Federal income tax rate differs from the "expected" rate of 35% primarily because of the effect of state and local taxes and utilization of the Company's taxable loss by its Parent Company on the consolidated level.

(Continued)

During the second quarter of 2004, the Parent Company recognized deferred tax assets in accordance with FASB 109, "Accounting for Income Taxes", after considering all available positive and negative evidence pursuant to Paragraph 25 of the Standard. At June 30, 2004, the Parent Company's management felt that a valuation allowance was no longer necessary since it was more likely than not that the deferred tax assets would be utilized and the Parent Company recognized the entire deferred tax asset. In accordance with the tax allocation agreement, the Company did not record any tax benefit since it would not be able to realize such tax benefits on a stand-alone basis. As a result, the Company has provided a valuation allowance for the deferred tax asset as of December 31, 2004.

(6) Related Party Transactions

The Company acts as agent for and consultant to Signature Bank on the purchase, assembly, and sale of SBA loans and pools. The Company is compensated for these services at arm's length.

(7) Financial Transactions

The Company's client activities involve the execution and settlement of various client securities transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trades may expose the Company to off-balance sheet credit and market risk in the event that the client is unable to fulfill its contracted obligations.

As a nonclearing broker in securities, the Company is engaged in brokerage services to a diverse group of individual investors. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets.